Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of APA Corporation for the registration of senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, purchase contracts, purchase units, and depositary shares and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements of Apache Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Apache Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

June 30, 2021